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EXHIBIT 99.1

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2008	2007
	(dollars in millions)
Earnings, including interest on deposits(1):
Income (loss) before income taxes	$(1,994)	$1,240
Fixed charges	2,457	2,970

	$463	$4,210

Fixed charges(1)(2):
Interest expense	$2,416	$2,927
Estimated interest component of net rental expense	41	43

	$2,457	$2,970

Ratio of earnings to fixed charges	*	1.42

Earnings, excluding interest on deposits(1):
Income (loss) before income taxes	$(1,994)	$1,240
Fixed charges	1,128	1,198

	$(866)	$2,438

Fixed charges(1)(2):
Interest expense	$2,416	$2,927
Less: interest on deposits	(1,329)	(1,772)
Estimated interest component of net rental expense	41	43

	$1,128	$1,198

Ratio of earnings to fixed charges	*	2.03

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.
*
The earnings for the three months ended March 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for the period was $1.99 billion.

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  EXHIBIT 99.1